CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in Canadian Dollars)

(Unaudited)

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

As at	Notes	September 30, 2025	December 31, 2024
		(unaudited)
ASSETS

Current
Cash		$34,478,231	$32,057,647
Short-term investments		-	2,119,952
Prepaid expenses		815,999	328,093
Goods and Services Tax receivable		1,780,783	67,552

		37,075,013	34,573,244

Non-current
Property and equipment	4	165,210	191,715
Reclamation deposits	5	208,000	159,000
Exploration and evaluation assets	5	80,091,694	71,329,535

		$117,539,917	$106,253,494

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	8	$3,211,962	$118,521
Accrued liabilities	8	1,282,952	802,656
Liability on flow-through share issuances	6	3,568,745	3,478,712

		8,063,659	4,399,889

Shareholders' Equity
Share capital	6	257,298,214	224,362,471
Reserves	6	12,795,085	12,513,816
Deficit		(160,617,041)	(135,022,682)

		109,476,258	101,853,605

		$117,539,917	$106,253,494

Nature of Operations (Note 1)

Subsequent Events (Note 11)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on November 12, 2025 and signed on its behalf by:

"Shawn Khunkhun"	"James Sabala"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited, Expressed in Canadian Dollars)

	Notes	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months Ended September 30, 2024

EXPENSES
Consulting fees	8	$200,000	$533,000	$890,000	$1,237,026
Directors' fees	8	58,500	57,500	174,500	170,900
Exploration and evaluation	5, 8	15,163,474	9,268,740	23,393,554	16,545,026
Management fees	8	280,000	281,655	827,500	1,014,505
Marketing and communications		361,123	560,619	1,509,505	1,226,611
Office and administration		266,647	59,757	683,947	188,831
Professional fees		110,838	63,537	516,901	211,206
Rent and maintenance		39,050	34,215	115,835	98,486
Share-based payments	6, 8	529,077	554,610	1,661,746	2,048,932
Transfer agent and filing fees		153,140	16,885	310,798	119,086
Travel and accommodation		62,063	69,884	179,061	156,019

Operating loss		(17,223,912)	(11,500,402)	(30,263,347)	(23,016,628)

Recovery on flow-through share premium	6	2,964,908	2,272,674	4,166,007	3,902,974
Part XII.6 tax recovery (expense)		(19,927)	-	(306,457)	2,933
Interest and other income		313,495	243,245	809,438	653,793

Loss and comprehensive loss for the period		$(13,965,436)	$(8,984,483)	$(25,594,359)	$(18,456,928)

Basic and diluted loss per common share		$(0.16)	$(0.12)	$(0.31)	$(0.26)

Weighted average number of common shares outstanding - basic and diluted		87,148,698	73,398,124	82,390,817	70,885,656

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited, Expressed in Canadian Dollars)

	Common Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity
Balance, December 31, 2023	67,516,696	$184,751,037	$11,568,202	$(114,373,535)	$81,945,704
Exercise of stock options	250,083	909,643	(376,047)	-	533,596
Issuance of common shares for acquisition of mineral properties	68,750	222,750	-	-	222,750
Issuance of flow-through shares	7,711,425	35,699,985	-	-	35,699,985
Flow-through share premium liability	-	(7,779,996)	-	-	(7,779,996)
Issuance of common shares	2,875,000	11,500,000	-	-	11,500,000
Share-based payments	-	-	1,214,854	-	1,214,854
Restricted share units converted to common shares	171,223	664,346	(664,346)	-	-
Restricted share compensation	-	-	834,078	-	834,078
Share issuance costs - cash	-	(2,994,016)	-	-	(2,994,016)
Loss and comprehensive loss for the period	-	-	-	(18,456,928)	(18,456,928)
Balance, September 30, 2024	78,593,177	222,973,749	12,576,741	(132,830,463)	102,720,027
Exercise of stock options	658,501	1,400,959	(614,948)	-	786,011
Share issuance costs - cash	-	(12,237)	-	-	(12,237)
Share-based payments	-	-	246,646	-	246,646
Restricted share compensation	-	-	305,377	-	305,377
Loss and comprehensive loss for the period	-	-	-	(2,192,219)	(2,192,219)
Balance, December 31, 2024	79,251,678	224,362,471	12,513,816	(135,022,682)	101,853,605
Exercise of stock options	204,562	881,936	(361,231)	-	520,705
Share-based payments	-	-	821,211	-	821,211
Issuance of common shares for acquisition of mineral properties	2,133,734	8,529,585	-	-	8,529,585
Issuance of flow-through shares	2,868,000	17,506,200	-	-	17,506,200
Issuance of common shares	2,445,500	11,249,300	-	-	11,249,300
Flow-through share premium liability	-	(4,256,040)	-	-	(4,256,040)
Share issuance costs - cash	-	(1,994,484)	-	-	(1,994,484)
Restricted share units converted to common shares	269,806	1,019,246	(1,019,246)	-	-
Restricted share unit compensation	-	-	840,535	-	840,535
Loss and comprehensive loss for the period	-	-	-	(25,594,359)	(25,594,359)
Balance, September 30, 2025	87,173,280	$257,298,214	$12,795,085	$(160,617,041)	$109,476,258

The accompanying notes are an integral part of these condensed consolidated interim financial statements

DOLLY VARDEN SILVER CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited, Expressed in Canadian Dollars)

	September 30, 2025	September 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(25,594,359)	$(18,456,928)
Items not affecting cash:
Share-based payments	821,211	1,214,854
Restricted share unit compensation	840,535	834,078
Recovery on flow-through share premium	(4,166,007)	(3,902,974)
Depreciation of property and equipment	27,396	36,209
Accrued Part XII.6 tax	306,457	-
Loss on disposal of property and equipment	5,089	-

Changes in non-cash working capital items:
Prepaid expenses	(487,906)	63,040
Goods and Services Tax receivable	(1,713,231)	345,528
Reclamation deposits	(49,000)	-
Accounts payable and accrued liabilities	3,267,280	3,411,709

Cash used in operating activities	(26,742,535)	(16,454,484)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(5,980)	(20,947)
Exploration and evaluation assets	(232,574)	-
Short-term investments	2,119,952	-

Cash provided by (used in) investing activities	1,881,398	(20,947)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placement, net of share issuance costs	26,761,016	44,205,969
Exercise of stock options	520,705	533,596

Cash provided by financing activities	27,281,721	44,739,565

Change in cash during the period	2,420,584	28,264,134
Cash, beginning of period	32,057,647	9,982,389

Cash, end of period	$34,478,231	$38,246,523

Supplemental disclosure with respect to cash flows:
Interest income received in cash	$809,438	$653,793
Non-cash transactions:
Fair value of options exercised	$361,231	$376,047
Fair value of shares issued for acquisition of exploration and evaluation assets	$8,529,585	$222,750
Reclassification of acquisition costs from prepaid expenses to exploration and evaluation assets	$-	$50,000
Restricted share units converted to common shares	$1,019,246	$664,346
Premium liability on flow-through shares	$4,256,040	$7,779,996

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

1 NATURE OF OPERATIONS

Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") was incorporated under the Business Corporations Act (British Columbia) on March 4, 2011 and is a public company listed on the TSX Venture Exchange (the "Exchange") under the symbol "DV". In addition, the Company trades on the NYSE American, LLC under the symbol "DVS" and on the Frankfurt Exchange under the trading symbol "DVQ ". The Company's primary business is the acquisition and exploration of mineral properties in Canada. The Company's head office is Suite 3123, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J1. The registered address and records office of the Company is located at Suite 1700 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company owns interests in multiple mineral titles and claims in British Columbia, Canada. On February 25, 2022, the Company acquired 100% of the outstanding common stock of Homestake Resource Corporation and its wholly owned subsidiary Homestake Royalty Corporation (collectively, "Homestake") in exchange for common shares of the Company. The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties, as well as upon future profitable production or proceeds from the disposition thereof. Management believes that the Company has sufficient working capital to maintain its operations and activities for the next fiscal year.

On April 7, 2025, the Company completed a consolidation of the issued and outstanding shares of the Company at a ratio of four pre-consolidation common shares for one post-consolidation common share. All share figures and per share figures in these condensed consolidated interim financial statements have been retroactively adjusted to reflect the share consolidation.

2 BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements as at December 31, 2024 and for the fiscal year then ended, which have been prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements were approved by the Board of Directors on November 12, 2025.

(b) Basis of Presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

3 MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements of the subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, revenue and expenses are eliminated in full upon consolidation.

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of Incorporation	Beneficial Ownership Interest
		September 30, 2025	December 31, 2024
Homestake Resource Corporation	British Columbia, Canada	100%	100%
Homestake Royalty Corporation	British Columbia, Canada	100%	100%

(b) Functional and Foreign Currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency. Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end or period-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

(c) Use of Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the period. These and other estimates are subject to measurement uncertainty and the effect on the condensed consolidated interim financial statements of changes in these estimates could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized during the year in which the estimates are revised and in any future periods affected.

Significant Accounting Judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include, but are not limited to, the following:

i) Recoverability of the carrying value of the Company's exploration and evaluation assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

3  MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

 (c) Use of Estimates and Judgments (cont'd)

Critical Accounting Estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities include, but are not limited to, the following:

i) Share-based payments

The fair value of share-based payments is determined using the Black-Scholes option pricing model. Such option pricing models require the input of subjective assumptions, including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant date.

ii) Estimating useful life of property and equipment

Depreciation of property and equipment is charged to write-down the value of those assets to their residual value over their respective estimated useful lives. Management is required to assess the useful economic lives and residual values of the assets such that depreciation is charged on a systematic basis to the current carrying amount. The useful lives are estimated having regard to such factors as asset maintenance, rate of technical and commercial obsolescence, and asset usage. The useful lives of key assets are reviewed annually.

iii) Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized in the condensed consolidated interim statements of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the condensed consolidated interim statements of financial position could be impacted.

iv) Accrual of British Columbia Mineral Exploration Tax Credit ("BC METC")

The provincial government of British Columbia provides for a refundable tax on net qualified mining exploration expenditures incurred in British Columbia. The credit is calculated as 20% of qualified mining exploration expenses less the amount of any assistance received or receivable. The determination of the expenditures that would qualify as mining exploration expenses was based on the previous years' tax filings and subsequent reviews by government auditors. BC METC will be recorded in profit or loss upon cash receipt or when reasonable assurance exists that the tax filings are assessed and the expenditures are qualified as mining exploration expenses.

(d) Application of New and Revised Accounting Standards

Future Standards not yet Adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its condensed consolidated interim financial statements.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

3  MATERIAL ACCOUNTING POLICY INFORMATION (cont'd)

(e)  Reclassification of prior period figures

Certain comparative balances in the condensed consolidated interim statement of loss and comprehensive loss for the period ended September 30, 2024 have been reclassified to conform to the current period's presentation.

4 PROPERTY AND EQUIPMENT

Property and equipment consists of:

	Dock	Tents and Trailers	Equipment	Vehicles	Gas Tank	Boat	Office Furniture	Total
Cost:
At December 31, 2023	$15,571	$203,315	$189,301	$39,936	$40,000	$91,755	$-	$579,878
Additions	-	-	18,778	-	-	-	4,938	23,716
At December 31, 2024	15,571	203,315	208,079	39,936	40,000	91,755	4,938	603,594
Additions	-	-	3,764	-	-	-	2,216	5,980
Disposals	-	-	(8,862)	-	-	-	-	(8,862)
At September 30, 2025	$15,571	$203,315	$202,981	$39,936	$40,000	$91,755	$7,154	$600,712

Accumulated Depreciation:
At December 31, 2023	$8,627	$169,528	$89,364	$28,837	$29,199	$38,267	$-	$363,822
Depreciation	347	10,135	23,759	3,330	1,080	8,023	1,383	48,057
At December 31, 2024	8,974	179,663	113,123	32,167	30,279	46,290	1,383	411,879
Depreciation	247	5,321	13,480	1,749	729	5,115	755	27,396
Disposals	-	-	(3,773)	-	-	-	-	(3,773)
At September 30, 2025	$9,221	$184,984	$122,830	$33,916	$31,008	$51,405	$2,138	$435,502

Net Book Value:
At December 31, 2024	$6,597	$23,652	$94,956	$7,769	$9,721	$45,465	$3,555	$191,715
At September 30, 2025	$6,350	$18,331	$80,151	$6,020	$8,992	$40,350	$5,016	$165,210

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

5 EXPLORATION AND EVALUATION ASSETS

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties is in good standing.

Exploration and evaluation asset acquisition costs are set out below:

Property	Balance, December 31, 2023 $	Acquisition $	Balance, December 31, 2024 $	Acquisition $	Balance, September 30, 2025 $
KV Project	70,906,785	-	70,906,785	-	70,906,785
Big Bulk	-	422,750	422,750	-	422,750
Kinskuch	-	-	-	5,213,815	5,213,815
Porter	-	-	-	1,159,404	1,159,404
American Creek	-	-	-	368,315	368,315
Theia	-	-	-	897,116	897,116
BA property	-	-	-	1,114,225	1,114,225
Red Cliff	-	-	-	9,284	9,284
	70,906,785	422,750	71,329,535	8,762,159	80,091,694

Kitsault Valley ("KV") Project

During the years ended December 31, 2011 to 2018, the Company purchased the Dolly Varden (or "DV") property, consisting of fee simple titles, mineral claims and mineral tenures in respect of certain lands located in the Kitsault area of British Columbia. The property is subject to a 2% net smelter return royalty ("NSR") of which one-half (or 1%) of the NSR can be repurchased by the Company for $2,750,000 at any time.

On February 25, 2022, the Company completed the acquisition of a 100% interest in the Homestake Ridge property pursuant to a purchase agreement with Fury Gold Mines Ltd. ("Fury"). The Homestake Ridge property is located adjacent to the Company's DV property. The Homestake Ridge property is subject to a 2% NSR applicable to certain claims (the "Crown Grants"). The 2% NSR on the Crown Grants includes an annual advanced minimum royalty of $50,000 payment obligations. Ten business days after commencement of commercial production, approximately 17,300 shares of the Company are to be issued to the NSR holders. Additionally, a small area of the Homestake Ridge property is subject to a 3% royalty. The Company refers to the combination of its Homestake Ridge and DV properties as the KV Project. As of September 30, 2025, the Company has deposits totalling $208,000 (December 31, 2024 - $159,000) as reclamation bonds related to permits for the KV Project.

Big Bulk Property

On December 19, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") with Libero Copper & Gold Corporation ("Libero") pursuant to which the Company was assigned the rights to an option agreement (the "Option Agreement") to earn a 100% interest in certain claims known as the Big Bulk property. As consideration for the Assignment Agreement, the Company issued Libero 68,750 common shares of the Company valued at $222,750, on January 9, 2024 (Note 6).

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

5 EXPLORATION AND EVALUATION ASSETS (cont'd)

Big Bulk Property (cont'd)

In connection with this acquisition, the Company also entered into an amended agreement with LCT Holdings Inc., the owner of the Big Bulk property and optionor under the Option Agreement. The amended Option Agreement provides that the Company may earn-in a 100% undivided interest in the Big Bulk property by completing the following payments:

a) $50,000 in cash on or before December 31, 2023 (cash paid);

b) $150,000 in cash on or before December 31, 2024 (cash paid);

c) $250,000 in cash or common shares on or before December 31, 2025;

d) $500,000 in cash or common shares on or before December 31, 2026; and

e) $500,000 in cash or common shares on or before December 31, 2027.

The Company has the right to elect to issue common shares instead of a cash payment only when the market price of the common shares at the time is equal to or greater than the ten-day volume weighted average price of the common shares of the Company, subject to such exchange's minimum pricing rules and further provided that the common shares may only be issued by the Company if the deemed price is equal to or greater than $2.56 per common share, otherwise the Company may only satisfy such payment in cash.

Kinskuch Property

On May 23, 2025, the Company acquired 100% interest in the Kinskuch Property, in British Columbia, from Hecla Mining Company ("Hecla") with the issuance of 1,351,963 common shares having a fair value of $5,178,018 (Note 6).  The Company incurred $35,000 in legal fees related to the acquisition.  Hecla will also retain a 2% NSR on the Kinskuch Property. The NSR will include a 50% buyback right, for $5,000,000, that will allow Dolly Varden to reduce the royalty to 1% at any time.

Porter Project

On May 23, 2025, the Company acquired 100% interest in the Porter Project, in British Columbia, from Strikepoint Gold Inc. ("Strikepoint") with the issuance of 295,699 common shares of the Company having a fair value of $1,105,914 (Note 6). The Company incurred $53,000 in legal fees related to the acquisition.

American Creek Property, Theia Property, BA Property, and Red Cliff Property

On June 26, 2025, the Company acquired an interest in four properties in British Columbia totaling over 20,000 hectares (collectively, the "Properties") from MTB Metals Corp. by issuance of 486,072 common shares of the Company valued at $2,245,653 (Note 6) plus the assumption of an outstanding property payment obligations of $50,000. The Company incurred $93,280 in legal fees related to the acquisition.  The Properties include the American Creek Property (consisting of Mountain Boy Property, Silver Crown Property, and Dorothy Property), the Theia Property, the BA Property, and the Red Cliff Property.  MTB Metals Corp. retained a 1% NSR on each of the Properties, pursuant to the terms of separate royalty agreements for each property.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

5 EXPLORATION AND EVALUATION ASSETS (cont'd)

American Creek Property, Theia Property, BA Property, and Red Cliff Property (cont'd)

In connection with the acquisition, the Company also entered into an amended joint venture ("JV") agreement with Decade Resources Ltd. ("Decade"). As of June 26, 2025 the parties have been deemed to have entered into a joint operation agreement, whereby  Decade owns 65% interest and Dolly Varden owns 35% interest in the Red Cliff Property. In addition, the Company entered into an amended option agreement (the "Option Agreement") with Kenneth Gin and Kirpaul Siddoo (the "Optionors") to acquire 100% interest in the American Creek Property, the Theia Property, and the BA Property.  To maintain good standing of the Option Agreement, and to earn a 100% ownership interest in the three properties, the Company paid the Optionors $50,000 in cash. Upon exercise of the Option Agreement, the Dorothy Property is subject to a 2.5% NSR payable to the Optionors, commencing upon the achievement of commercial production. Commercial production is defined as either (i) achieving 70% of rated capacity for 30 consecutive days, or (ii) direct shipping of ore for profit. The Company retains the right to purchase 0.5% of the NSR for $1,000,000 within 90 days following the commencement of commercial production.

Exploration and Evaluation Expenses

The following table summarizes exploration and evaluation expenses incurred on the KV Project during the periods ended:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Analytical and sample related	$549,373	$446,994	$664,334	$626,423
Camp, food, supplies and related	1,028,295	861,217	1,954,589	1,843,118
Claim maintenance	8,730	2,125	16,818	25,469
Community relations and related	90,361	40,733	230,621	57,335
Depreciation	9,170	11,710	27,395	36,209
Drilling and related	10,776,949	5,946,611	15,441,438	9,778,233
Equipment and warehouse rental	431,786	399,156	718,763	713,360
Fuel	514,303	441,304	754,453	728,340
Geological and geoscience	1,173,634	596,630	2,218,768	1,345,848
Mapping and modelling	47,805	47,777	113,892	115,283
Project supervision	184,764	167,500	397,340	500,000
Road and drill pad preparation	307,828	272,289	787,713	819,769
Transport, travel and related	40,476	34,694	67,430	73,851
Cost recovery: BC METC	-	-	-	(118,212)
Total	$15,163,474	$9,268,740	$23,393,554	$16,545,026

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

6. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value.

Issued:

During the nine months ended September 30, 2025, the Company issued 269,806 shares pursuant to conversion of restricted share units ("RSUs"). The value of the settled units adjusted the share capital reserve account by $1,019,246.

During the nine months ended September 30, 2025, the Company issued 204,562 common shares pursuant to the exercise of stock options for proceeds of $520,705.

On June 26, 2025, the Company closed a bought deal financing for aggregate gross proceeds to the Company of $28,755,500 through two offerings. Under the listed issuer financing exemption ("LIFE Offering"), the Company sold 2,445,500 common shares of the Company at a price of $4.60 per common share for gross proceeds of $11,249,300 and also sold 1,128,000 flow-through ("FT") common shares at a price of $6.65 per FT common share for gross proceeds of $7,501,200. Under the Private Placement Offering, the Company sold 1,740,000 FT common shares of the Company at a price of $5.75 per FT common share for gross proceeds of $10,005,000. In connection with the closing of the two financings, a finders' fee of $1,437,775 was paid representing 5% of the gross proceeds.

On June 26, 2025, the Company completed the acquisition of interests in four mineral properties from MTB Metals Corp., which included the assumption of existing option and joint venture agreements. As consideration, the Company issued 486,072 common shares having a fair value of $2,245,653 (Note 5).

On May 23, 2025, the Company completed the acquisition of the Porter Project from Strikepoint. As consideration for the acquisition, the Company issued 295,699 common having a fair value of $1,105,914 (Note 5).

On May 23, 2025, the Company completed the acquisition of the Kinskuch Property from Hecla. As consideration for the acquisition, the Company issued 1,351,963 common shares to Hecla at a fair value of $5,178,018. (Note 5).

On September 27, 2024, the Company closed the second and final tranche of a bought deal financing for additional gross proceeds of $4,500,000 from the issuance of 900,000 FT common shares at price of $5.00 per FT common share. In connection with the closing of the first tranche of the offering, a finders' fee of $225,000 was paid representing 5.0% of the gross proceeds.

On September 4, 2024, the Company closed the first tranche of a bought deal financing for aggregate gross proceeds to the Company of $27,700,000. Pursuant to the close of the first tranche of this financing, the Company sold 2,875,000 common shares of the Company at a price of $4.00 per common share for gross proceeds of $11,500,000 and also sold 3,240,000 FT common shares at a price of $5.00 per FT common share for gross proceeds of $16,200,000. In connection with the closing of the first tranche of this financing, a finders' fee of $1,385,000 was paid representing 5.0% of the gross proceeds.

On March 26, 2024, the Company closed a bought deal financing for gross proceeds to the Company of $14,999,985. Pursuant to this financing, the Company sold 3,571,425 FT common shares on a charitable basis at a price of $4.20 per FT common share. Underwriter fees of $749,999 were paid in relation to this financing.

On January 9, 2024, the Company issued to Libero 68,750 common shares of the Company valued at $222,750 in relation to the Assignment Agreement (Note 5).

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

6 SHARE CAPITAL (cont'd)

During the year ended December 31, 2024, the Company issued 171,223 shares pursuant to conversion of RSUs. The value of the settled units adjusted the share capital reserve account by $664,346.

During the year ended December 31, 2024, the Company issued 902,334 common shares pursuant to the exercise of stock options for proceeds of $1,319,607.

Restricted Share Units

The Company adopted a RSU plan during the year ended December 31, 2022 after the shareholders approved a new rolling 10% RSU plan (the "RSU Plan") at its annual general meeting held on June 24, 2024. The maximum number of common shares issuable upon the vesting of RSUs granted pursuant to the RSU Plan combined with other share-based compensation arrangements is set at 10% of the total issued common shares. The RSU Plan is an evergreen plan meaning any vesting of an RSU will, subject to the overall limit described above, allow new grants available under the RSU Plan resulting in a reloading of the number of RSUs available for grant.

On February 28, 2025, the Company granted 237,244 RSUs to various directors with vesting equally spread over three years with the first vesting occurring on March 15, 2026. On April 2, 2024, the Company granted 295,750 RSUs to various directors with vesting equally spread over three years with the first vesting occurring after one year. The Company expensed $840,535 included in share-based compensation expense during the nine months ended September 30, 2025 (2024 - $834,078).

Number of RSUs
Balance, December 31, 2023	513,671
Granted	295,750
Settlement upon vesting	(171,223)
Balance, December 31, 2024	638,198
Granted	237,244
Settlement upon vesting	(269,806)
Balance, September 30, 2025	605,636

Stock Options

The Company has a stock option plan under which it is authorized to grant share purchase options to executive officers, directors, employees and consultants enabling the holder to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option shall be no less than the discounted market price of the Company's shares prior to the grant in accordance with Exchange policies. Options are granted for a maximum term of 10 years.

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2023	2,717,689	2.48
Granted	706,000	3.40
Exercised	(908,584)	1.44
Forfeited/expired	(116,667)	2.56
Balance, December 31, 2024	2,398,438	3.14
Granted	548,500	4.00
Exercised	(204,562)	2.56
Balance, September 30, 2025	2,742,376	3.36

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

6 SHARE CAPITAL (cont'd)

Stock Options (cont'd)

As at September 30, 2025, the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Date of Expiry	Exercise Price $	Number of Stock Options Outstanding as at September 30, 2025
March 25, 2026	2.84	443,750
February 25, 2027	3.16	887,500
August 19, 2027	2.84	81,250
February 24, 2028	3.88	125,000
March 28, 2029	3.36	620,751
May 22, 2029	4.24	25,000
June 24, 2029	4.00	10,625
February 28, 2030	4.00	548,500
Total Outstanding	3.36	2,742,376
Total Exercisable	3.18	1,989,584

During the nine months ended September 30, 2025, the Company recognized a total of $821,211 (2024 - $1,214,854) in share-based payments expense for the options granted and vested during the period. The weighted average remaining life of the stock options as of September 30, 2025 is 2.42 years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

For the nine months ended	September 30, 2025	September 30, 2024
Risk-free interest rate	2.60%	3.68%
Expected dividend yield	0%	0%
Annualized stock price volatility	77.14%	83%
Expected life of options	5 years	5 years
Expected forfeiture rate	0%	0%

Flow-through Premium Liability

The following is a continuity of the liability portion of the flow-through share issuances:

Balance, December 31, 2023	$-
Flow-through premium liability additions	7,779,996
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(4,301,284)
Balance, December 31, 2024	3,478,712
Flow-through premium liability additions	4,256,040
Settlement of flow-through share premium liability pursuant to qualifying expenditures	(4,166,007)
Balance, September 30, 2025	$3,568,745

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

6 SHARE CAPITAL (cont'd)

Anti-dilution Rights Agreements

In September 2012, the Company entered into an ancillary rights agreement with Hecla, whereby as long as Hecla holds a pro rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities. In February 2022, the Company entered into an investor rights agreement in relation to the acquisition of Homestake with Fury, whereby as long as Fury holds a pro rata interest of 10%, it reserves the right to maintain its ownership interest in the event the Company issues any equity securities for cash. As at September 30, 2025, each of Hecla and Fury owned greater than 10% of the Company.

7 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to pursue other business opportunities and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The capital of the Company consists of items within shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets.

The Company is dependent on the capital markets as its main source of operating capital. The Company's capital resources are largely determined by the strength of the junior public markets, by the status of the Company's projects in relation to these markets and its ability to compete for investor support of its projects. There have been no changes to the Company's approach to capital management During the nine months ended September 30, 2025. The Company has no capital restrictions other than an anti-dilution right in favour of Hecla and Fury whereby both parties have the right to maintain their equity holdings in the Company (Note 6).

8 RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2025, and 2024, the Company incurred the following amounts charged by officers and directors (being key management personnel) and companies controlled and/or owned by officers and directors of the Company in addition to the related party transactions disclosed elsewhere in these condensed consolidated interim financial statements:

	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Directors' fees (1)(2)	$58,500	$57,500	$174,500	$170,900
Exploration and evaluation (3,4)	133,750	97,500	398,750	490,000
Management fees (1)(2)	280,000	281,655	827,500	1,014,505
Consulting(5)	-	-	25,000	-
Share-based payments (1)(2)	447,314	455,270	1,394,775	1,570,766
Total	$919,564	$891,925	$2,820,525	$3,246,171

(1) The Company entered into a consulting service agreement with S2K Capital Corp. and Shawn Khunkhun, Chief Executive Officer and director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $34,167 (2024 - $30,000) per month effective April 1, 2025. The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. During the nine months ended September 30, 2025, the Company paid a $360,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $300,000 for amounts expected to be paid in 2026 that relate to the year to end December 31, 2025. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum equal to 12 months' pay.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

8 RELATED PARTY TRANSACTIONS (cont'd)

(2) The Company entered into a consulting service agreement with Fehr & Associates and Ann Fehr, Chief Financial Officer ("CFO") for full outsourced accounting and corporate secretary services. During the nine months ended September 30, 2025, the Company paid $16,667 (2024 - $16,667) per month for CFO services.  During the nine months ended September 30, 2025, the Company paid a $100,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $82,500 for amounts estimated to be payable in 2026 that relate to the year to end December 31, 2025. The Company is required to pay an equivalent to 12 months' pay if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(3) The Company entered into a consulting service agreement with Robert van Egmond, VP Exploration of the Company. Pursuant to this consulting agreement, Mr. van Egmond is compensated at a rate of $23,333 (2024 - $22,500) per month effective April 1, 2025. During the nine months ended September 30, 2025, the Company paid a $135,000 bonus related to the year ended December 31, 2024, and made a bonus allowance of $101,250 for amounts expected to be paid in 2026 that relate to the year to end December 31, 2025. The Company is required to pay the equivalent to 12 months' pay if the consulting agreement is terminated by either party, absent an event of default, during the twelve-month period following the date of a change in control of the Company.

(4) The Company recognized expense of $90,000 (2024 - $120,000) in exploration and evaluation expenses to a company controlled by a director.

(5) The Company recognized consulting expenses of $25,000 (2024-$nil) to a company controlled by a director.

Other related party transactions are as follows:

At September 30, 2025, included in accounts payable is $29,397 (December 31, 2024 - $10,640) owed to officers of the Company.

At September 30, 2025, included in accrued liabilities is $483,750 (December 31, 2024 - $686,750) accrued to officers and directors of the Company.

During the nine months ended September 30, 2025, $102,847 (2024 - $72,305) of accounting and administration fees were paid to Fehr & Associates, a corporation controlled by the CFO, that were attributable to costs directly associated with office space, accounting services and administration staff used by the Company.

The Porter Property acquisition (Note 5) was a related party transaction on account that Shawn Khunkhun, Chief Executive Officer, President and a director of Dolly Varden is also the Executive Chairman and a director of Strikepoint.

The Kinskuch Property acquisition (Note 5) is a related party transaction as Hecla is considered an insider on account of Hecla being a significant shareholder with over 10% interest ownership.

9 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recorded at fair value require disclosure as to how the fair value was determined based on significant levels of input described in the following hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
  Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash, short-term investments, deposits, accounts payable and accrued liabilities, all of which are measured at amortized cost.

DOLLY VARDEN SILVER CORPORATION Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2025 and 2024 (Expressed in Canadian Dollars | Unaudited)

9 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Financial Instruments

The carrying values of cash, short-term investments, deposits, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments or market rates of interest. The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Credit Risk

The Company's credit risk is primarily attributable to cash, short-term investments, deposits and Goods and Services Tax ("GST") receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of bank balances and demand guaranteed investment certificates at reputable financial institutions, from which management believes the risk of loss to be remote. GST receivable and deposits are due from government agencies.  The Company limits its exposure to credit risk for cash by placing it with high quality financial institutions.

Liquidity Risk

The Company's ability to remain liquid over the long-term depends on its ability to obtain additional financing through the issuance of additional securities, entering into credit facilities, or entering into joint ventures, partnerships or other similar arrangements. The Company's ability to continue as a going concern is dependent upon its ability to continue to raise adequate financing in the future to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at September 30, 2025, the Company had cash of $34,478,231 to settle current liabilities of $4,494,914 (excluding liability on flow-through share issuances).

Interest Rate Risk

The Company has a cash and cash equivalent balances subject to fluctuations in the prime rate. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. Management believes that interest rate risk is remote, as investments are redeemable at any time and interest can be earned up to the date of redemption.

Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company's future mining operations will be significantly affected by changes in the market price for silver. Precious metal prices fluctuate daily and are affected by numerous factors beyond the Company's control. The supply and demand for commodities, level of interest rates, rate of inflation, investment decisions by large holders of commodities and stability of exchange rates can all cause significant fluctuations in commodity prices.

10 SEGMENTED INFORMATION

The Company operates in one reportable segment, the exploration and development of unproven exploration and evaluation assets. The Company's primary exploration and evaluation assets are located in British Columbia, and its corporate assets, comprising mainly of cash, are located in Canada. The Company is in the exploration stage and has no reportable segment revenues or operating results. All corporate expenses are incurred in Canada.

11 SUBSEQUENT EVENTS

Subsequent to September 30, 2025, the Company issued 47,500 common shares pursuant to the exercise of stock options for proceeds of $164,100.

Subsequent to September 30, 2025, the Company closed a bought deal financing for total gross proceeds of $33,973,000 by issuing 4,646,000 shares. The financing comprised 2,906,000 common shares at $6.50 per share for $18,889,000 under the LIFE exemption, 750,000 charity flow-through shares at $9.42 per share for $7,065,000, and 990,000 flow-through shares at $8.10 per share for $8,019,000.  In connection with the closing of the financing, a finders' fee of $1,698,650 was paid representing 5% of the gross proceeds.